Aeolus Pharmaceuticals, Inc.
26361 Crown Valley Parkway, Suite 150
Mission Viejo, California 92691

March 8, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jeffrey Riedler

Re:	Aeolus Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed February 20, 2013
File No. 333-181409
Request for Acceleration

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Time on March 11, 2013, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter.

Very truly yours,

AEOLUS PHARMACEUTICALS, INC.

/s/ Russell Skibsted
Russell Skibsted
Chief Financial Officer